Exhibit 99.B(d)(12)(vii)

SUBSTITUTION AGREEMENT

This Substitution Agreement is made as of this 1st day of January, 2007 by and between JPMorgan Asset Management (U.K.) Limited (the “Sub-Adviser”) and Directed Services, LLC (the “Adviser”).

WHEREAS, ING Life Insurance and Annuity Company (“ILIAC”), a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc., and the Sub-Adviser have entered into an Investment Sub-Advisory Agreement (“Agreement”) dated December 16, 2002, as amended; and

WHEREAS, on December 1, 2006, the stock of Directed Services, Inc., also a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc., was contributed to ILIAC, and Directed Services, Inc. became a direct, wholly-owned subsidiary of ILIAC; and

WHEREAS, on December 31, 2006, Directed Services, Inc. merged with and into Directed Services, LLC, a limited liability company duly organized in the State of Delaware, whose sole member is ILIAC (the “Reorganization”); and

WHEREAS, by virtue of the Reorganization, the Adviser has succeeded to all of the rights, duties, responsibilities and liabilities of ILIAC, and wishes to confirm by this Substitution Agreement that it has assumed all duties and obligations of ILIAC contained in the Agreement; and,

WHEREAS, under these circumstances, the Sub-Adviser wishes to ratify and approve the substitution of the Adviser as a party to the Agreement in place of ILIAC.

NOW, THEREFORE, it is agreed as follows:

1.                                       Substitution of Party. Effective as of the date first written above, the Adviser is substituted into the Agreement in place of ILIAC for all purposes.

2.                                       Performance of Duties. The Adviser hereby acknowledges and agrees that, by virtue of the Reorganization, it has assumed and will perform all of ILIAC’s duties and obligations under the Agreement and will be subject to all of the terms and conditions of the Agreement.

3.                                       Consents. The Sub-Adviser hereby ratifies and approves the assumption by the Adviser of the interests, rights and responsibilities of ILIAC under the Agreement and agrees, subject to the terms and conditions of said Agreement, (a) to look solely to the Adviser for the performance of advisory duties and obligations under such Agreement after the effective date written above, and (b) to continue to perform its obligations thereunder as if no such merger had occurred and as if ILIAC and the Adviser were one and the same entity.

4.                                       Representations of Adviser.

(a)                                  The Adviser represents and warrants that the Reorganization will not result in any material change in the management, operations, services, personnel or other resources of ILIAC available to the Adviser to meet its obligations to the Sub-Adviser under the Agreement.

(b)                                 The Adviser represents and warrants that the independent directors have approved the Reorganization and the continuation of the Agreement.

5.                                       Benefit. This Substitution Agreement is intended for the benefit of the parties hereto, ILIAC and the Permitted Assignees.

IN WITNESS WHEREOF, the parties hereto have caused this Substitution Agreement to be executed by their duly authorized officers as of the date and year first written above.

DIRECTED SERVICES, LLC

By:	/s/ Todd Modic
Name:	Todd Modic
Title:	Vice President

JPMORGAN ASSET MANAGEMENT (U.K.) LIMITED

By:	/s/ Jayne Ainsworth

Name:	Jayne Ainsworth

Title:	Vice President